Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 20-I dated March 13, 2008

Underlying supplement no. 740 dated March 13, 2008

Registration Statement no. 333-134553

Dated March 13, 2008

Rule 433

Preliminary Terms and Conditions, March 13, 2008

Buffered Return Enhanced Notes

Linked to a Basket of Global Indices

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 20-I dated March 13, 2008, underlying supplement no. 740 dated March 13, 2008, and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 20-I, underlying supplement no. 740, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 20-I, underlying supplement no. 740, this term sheet and any other relevant terms supplement and the pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

The Buffered Return Enhanced Notes Linked to a Basket of Global Indices (the “Notes”) are designed for investors who seek buffered risk and potentially enhanced returns, from the Pricing Date to the Valuation Date, on a diversified basket of indices (the “Basket”). Investments (like the Notes) that are partially buffered against market declines can help reduce portfolio risk while maintaining enhanced participation in equities. The Basket, which consists of the Dow Jones EURO STOXX 50® Index, the Nikkei 225SM Index, the FTSE 100 Index® and the S&P®/ASX 200 Index also allow investors the opportunity for diversification. Investors should be willing to forgo interest and dividend payments during the term of the Notes and, if the Basket declines by more than 7.50%, be willing to lose some (up to 92.50%) of their principal.

Issuer:	Lehman Brothers Holdings Inc. (A+, A1, AA-)†
Issue Size:	$[TBD]
Pricing Date:	March [14], 2008‡
Settlement Date:	March [19], 2008‡
Valuation Date:	September [14], 2011‡††
Maturity Date:	September [19], 2011‡††
Term:	3 years and 6 months
Basket:	The Notes are linked to a basket consisting of the following four indices (each, a “Basket Index” and, collectively, the “Basket Indices”):
	Basket Index	Bloomberg Ticker	Basket Index Starting Level	Basket Index Weighting
	Dow Jones EURO STOXX 50® Index	SX5E	[TBD]	40.00%
	Nikkei 225SM Index	NKY	[TBD]	25.00%
	FTSE 100 Index®	UKX	[TBD]	25.00%
	S&P® /ASX 200 Index	AS5I	[TBD]	10.00%
* The starting level for each Basket Index will equal the closing level of such Basket Index on the Pricing Date and will be determined on the Pricing Date.
Buffer Amount:	7.50%
Participation Rate:	149% - 157%. The actual Participation Rate will be determined on the Pricing Date.
No Interest Payments:	There will be no interest payment during the term of the Notes.
Payment at Maturity (per $1,000):	If the Basket Return is positive, you will receive a cash payment that provides you with a return on your investment equal to the product of the Basket Return and the Participation Rate. Accordingly, if the Basket Return is positive, you will receive a cash payment per $1,000 principal amount Note calculated as follows:
$1,000 + [$1,000 × (Basket Return × Participation Rate)]
If the Basket Return is negative or zero, but its absolute value does not exceed the Buffer Amount, your principal will be fully protected. Accordingly, if the Basket Return is less than or equal to zero and greater than or equal to -7.50%, you will receive a cash payment of $1,000 per $1,000 principal amount Note.
If the Basket Return is negative, and its absolute value exceeds the Buffer Amount, your investment will have downside exposure to any decline in the Basket beyond the Buffer Amount. If the Basket Return is negative and the absolute value of the Basket Return is greater than 7.50%, you will lose 1% per $1,000 principal amount Note for every 1% that the Basket Ending Level declines beyond 7.50% from the Basket Starting Level. Accordingly, if the Basket Return is negative and the absolute value of the Basket Return is greater than 7.50%, you will receive a cash payment per $1,000 principal amount Note calculated as follows:
$1,000 + [$1,000 × (Basket Return + 7.50%)]
You will lose some (up to 92.50%) of your investment at maturity if the Basket Return is negative and the absolute value of the Basket Return exceeds the Buffer Amount.
Basket Return:	Basket Ending Level – Basket Starting Level Basket Starting Level

Basket Starting Level:	Set equal to 1,000 on the Pricing Date
Basket Ending Level:

The Basket closing level on the Valuation Date. On the Valuation Date, the Basket closing level will be calculated as follows:

Basket Starting Level × [1+ (Dow Jones EURO STOXX 50® Index Return × 40%)
+ (Nikkei 225SM Index Return × 25%) + (FTSE 100 Index® Return × 25%) +

(S&P®/ASX 200 Index × 10%)]

The “Dow Jones EURO STOXX 50® Index Return,” the “Nikkei 225SM Index Return,” the “FTSE 100 Index® Return” and the “S&P®/ASX 200 Index Return” are the performances of the respective Basket Indices, expressed as percentages, from the respective Basket Index closing levels on the Pricing Date to the respective Basket Index closing levels on the Valuation Date.

Denominations:	$1,000 per Note and integral multiples of $1,000 in excess thereof
Minimum Investment:	$10,000
CUSIP:	[TBD]
ISIN:	[TBD]

‡

Expected. In the event that we make any change to the expected Pricing Date and Settlement Date, the Valuation Date and the Maturity Date will be changed so that the stated term of the Notes remains the same.

†

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 20-I.

Investing in the Buffered Return Enhanced Notes Linked to a Basket of Global Indices involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 20-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 740 and “ Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 20-I, underlying supplement no. 740 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Us
Per Note	$1,000.00	$0.00	$1,000.00
Total	$	$	$

(1)

The price to the public includes the cost, if any, of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)	Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

March 13, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 20-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 740 (which describes each of the Basket Indices, as defined herein, including risk factors specific to each). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 20-I, underlying supplement no. 740, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 20-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 20-I and “Risk Factors” in the accompanying underlying supplement no. 740, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 20-I dated March 13, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508055613/d424b2.htm

•	Underlying supplement no. 740 dated March 13, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508055412/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Uncapped Appreciation Potential: The Notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by a Participation Rate in the range of 149% to 157% (the actual Participation Rate will be determined on the Pricing Date). The Notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by whether, and to the extent, the Basket Return is positive. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss: Payment at maturity of the full principal amount of the Notes is protected only against a decline in the Basket Ending Level of up to 7.50% from the Basket Starting Level. If the Basket Ending Level represents a decline of more than 7.50% from the Basket Starting Level, for every 1% decline of the Basket beyond 7.50%, you will lose an amount equal to 1% of the principal amount of your Notes. YOU MUST BE WILLING TO LOSE UP TO 92.50% OF YOUR PRINCIPAL IF THE BASKET ENDING LEVEL IS BELOW THE BASKET STARTING LEVEL BY MORE THAN THE BUFFER AMOUNT.

•	Diversification Among the Basket Indices: The return on the Notes is linked to a basket consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei 225SM Index, the FTSE 100 Index® and the S&P®/ASX

200 Index. The Dow Jones Euro Stoxx 50® Index consists of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX Index, which includes stocks selected from the Eurozone. The Nikkei 225SM Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange, representing a broad cross-section of Japanese industries. The FTSE 100 Index® consists of l00 stocks, chosen from a reference group, with the largest market value trading on the London Stock Exchange. The S&P®/ASX 200 Index consists of the 200 largest index-eligible stocks listed on the Australian Stock Exchange. For additional information about each Basket Index, see the information set forth under “The Dow Jones EURO STOXX 50® Index,” “The Nikkei 225SM Index,” “The FTSE 100 Index® “ and “The S&P®/ASX 200 Index” in the accompanying underlying supplement no. 740.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument.

Recent tax law developments. On December 7, 2007, the Internal Revenue Service released a Notice indicating that the Internal Revenue Service and the Treasury Department are considering and seeking comments as to whether holders of instruments similar to the Notes should be required to accrue income on a current basis over the term of the Notes, regardless of whether any payments are made prior to maturity. In addition, the Notice provides that the Internal Revenue Service and the Treasury Department are considering related issues, including, among other things, whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether such instruments should be subject to the special “constructive ownership rules” contained in Section 1260 of the Code. It is not possible to predict what changes, if any, will be adopted, or when they will take effect. Any such changes could affect the amount, timing and character of income, gain or loss in respect of the Notes, possibly with retroactive effect. Holders are urged to consult their tax advisors concerning the impact of the Notice on their investment in the Notes. Subject to future developments with respect to the foregoing, Lehman Brothers Holdings Inc. intends to continue to treat the Notes for United States federal income tax purposes in accordance with the treatment described in the accompanying product supplement no. 20-I under the headings “Risk Factors” and “Certain U.S. Federal Income Tax Consequences.”

See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 20-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 20-I and in the “Risk Factors” section of the accompanying underlying supplement no. 740. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

•

Your Investment in the Notes May Result in a Loss: The Notes do not guarantee any return of principal at maturity. The return on the Notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to a decline in the Basket Ending Level beyond the 7.50% buffer as compared to the Basket Starting Level. YOU MAY LOSE UP TO 92.50% OF YOUR PRINCIPAL IF THE LEVEL OF THE BASKET DECLINES.

•

Changes in the Level of the Basket Indices May Offset Each Other: The Notes are linked to a basket composed of four Basket Indices which are not equally weighted. At a time when the level of one or more Basket Indices increases, the level of one of the other Basket Indices may not increase as much or may even decline. One consequence of such un-equal weighting is that a percentage change in a Basket Index with a higher weighting would have a greater effect on the Basket Ending Level than the same percentage change in a Basket Index with a lower weighting. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the Basket Indices may be moderated, or more than offset, by lesser increases or declines in the level of one or more of the other Basket Indices.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Basket Indices would have.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment at maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

An Investment in the Notes is Subject to Risks Associated with Non-U.S. Securities Markets. The stocks that constitute the Dow Jones EURO STOXX 50® Index, the Nikkei 225SM Index, the FTSE 100 Index® and the S&P®/ASX 200 Index have been issued by non-U.S. companies. Investments in securities indexed to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country’s government, economic and fiscal policies, currency exchange laws or other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

•

The Basket Return Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Might Affect the Dow Jones EURO STOXX 50® Index, the Nikkei 225SM Index, the FTSE 100 Index® and the S&P®/ASX 200 Index: The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the Dow Jones EURO STOXX 50® Index, the Nikkei 225SM Index, the FTSE 100 Index® and the S&P®/ASX 200 Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes, and such compensation may serve as an incentive to sell these Notes instead of other investments.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us, and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Basket.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 20-I.

•

Credit of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

•

You Must Rely on Your Own Evaluation of the Merits of an Investment in the Notes: In the ordinary course of their businesses Lehman Brothers Holdings Inc., or its respective affiliates, may from time to time express views on expected movements in the levels of the Basket, the Basket Indices or the stocks underlying the Basket Indices. These views are sometimes communicated to clients that are active participants in the equity markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons, may be inconsistent with the investment view implied in the Notes and are subject to change. In connection with your purchase of the Notes, you should investigate the equity markets and not rely on views that may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the future performance of the Basket, the Basket Indices or the stocks underlying the Basket Indices.

•

The Closing Levels of the Basket Indices on the Valuation Date May be Below the Closing Levels of the Basket Indices at the Maturity Date or at Other Times During the Term of the Notes: Because the Basket Ending Level is calculated based on the closing levels of the Basket Indices on the Valuation Date and not on the Maturity Date or any other date during the term of the Notes, significant volatility in the closing levels of the Basket Indices at or around the time of the Valuation Date could materially affect the Payment at Maturity. For example, a significant decline in the closing levels of the Basket Indices on the Valuation Date would result in a corresponding decline in the Payment at Maturity notwithstanding a significant increase in the closing levels of the Basket Indices on any date or dates subsequent to the Valuation Date. Under these circumstances, you may receive a lower Payment at Maturity than you would have received if you had invested in the stocks underlying the Basket Indices or contracts relating to the Basket Indices for which there is an active secondary market, the value of which could be realized on any date or dates other than, or in addition to, the Valuation Date.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount on the Notes at their maturity, for a hypothetical range of performances of the Basket for Basket Returns from –100% to 100%. It reflects a Basket Starting Level of 1,000 and a Buffer Amount of 7.50% and assumes a Participation Rate of 153% (the midpoint of the range of 149% to 157%). The actual Participation Rate will be set on the Pricing Date. The hypothetical payments at maturity set forth below are for illustrative purposes only any may not represent the actual Payment at Maturity. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Basket Return	Hypothetical Basket Ending Level	Hypothetical Payment at Maturity per $1,000 Note	Hypothetical Total Rate of Return	Hypothetical Annualized Pre- Tax Rate of Return
-100%	0.00	$75.00	-92.50%	-52.29%
-75%	250.00	$325.00	-67.50%	-27.47%
-50%	500.00	$575.00	-42.50%	-14.62%
-45%	550.00	$625.00	-37.50%	-12.57%
-40%	600.00	$675.00	-32.50%	-10.62%
-35%	650.00	$725.00	-27.50%	-8.78%
-30%	700.00	$775.00	-22.50%	-7.02%
-25%	750.00	$825.00	-17.50%	-5.35%
-20%	800.00	$875.00	-12.50%	-3.74%
-15%	850.00	$925.00	-7.50%	-2.20%
-10%	900.00	$975.00	-2.50%	-0.72%
-5%	950.00	$1,000.00	0.00%	0.00%
0%	1,000.00	$1,000.00	0.00%	0.00%
5%	1,050.00	$1,076.50	7.65%	2.13%
10%	1,100.00	$1,153.00	15.30%	4.15%
15%	1,150.00	$1,229.50	22.95%	6.08%
20%	1,200.00	$1,306.00	30.60%	7.93%
25%	1,250.00	$1,382.50	48.25%	9.70%
30%	1,300.00	$1,459.00	45.90%	11.40%
35%	1,350.00	$1,535.50	53.55%	13.04%
40%	1,400.00	$1,612.00	61.20%	14.62%
45%	1,450.00	$1,688.50	68.85%	16.14%
50%	1,500.00	$1,765.00	76.50%	17.62%
75%	1,750.00	$2,147.50	114.75%	24.41%
100%	2,000.00	$2,530.00	153.00%	30.37%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total payments at maturity set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Basket Starting Level of 1,000 to the Basket Ending Level of 1,300. Because the Basket Ending Level of 1,300 is above the Basket Starting Level of 1,000, investor receives a payment at maturity of $1,459.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (30% × 153%)] = $1,459.00

Example 2: The level of the Basket decreases from the Basket Starting Level of 1,000 to a Basket Ending Level of 950. Because the level of the Basket has declined from the Basket Starting Level of 100 and the percentage decline, 5.00%, does not exceed the Buffer Amount of 7.50%, the investor will receive a payment at maturity of $1,000.00 per $1,000 principal amount Note.

Example 3: The level of the Basket decreases from the Basket Starting Level of 1,000 to a Basket Ending Level of 700. Because the level of the Basket has declined from the Basket Starting Level of 1000 and the percentage decline, 30%, exceeds the Buffer Amount of 7.50%, the investor will receive a payment at maturity of $775.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (-30% + 7.50%)] = $775.00

Historical Information

The following graphs set forth the daily historical closing levels of each Basket Index from March 12, 2003 through March 12, 2008. The closing level of the Dow Jones EURO STOXX 50® Index on March 12, 2008 was 3,647.64. The closing level of the Nikkei 225SM Index on March 12, 2008 was 12,861.13. The closing level of the FTSE 100 Index® on March 12, 2008 was 5,776.40. The closing level of the S&P®/ASX 200 Index on March 12, 2008 was 5,257.90.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets, and, accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Basket Indices should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Valuation Date. We cannot give you assurance that the performance of the Basket Indices will result in a Payment at Maturity in excess of 7.50% (the Buffer Amount) of the principal amount.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and the Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement that will contain the final pricing terms of the Notes.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.